Filed pursuant to Rule 433

March 23, 2010

Relating to

Preliminary Prospectus Supplement dated March 23, 2010 to

Prospectus dated October 30, 2009

Registration Statement No. 333- 162775-01

Vornado Realty L.P.

$500,000,000 4.250% Notes due 2015

Pricing Term Sheet

Issuer:	Vornado Realty L.P.

Securities Offered:	4.250% Notes due 2015

Expected Security Ratings (S&P / Moody’s / Fitch):	BBB / Baa2 / BBB These ratings are not recommendations to buy, sell or hold the notes and are subject to revision or withdrawal by the rating agencies.

Principal Amount:	$500,000,000

Stated Maturity:	April 1, 2015

Trade Date:	March 23, 2010

Settlement Date:	March 26, 2010 (T+3)

Interest Payment Dates:	Semi-annually on each April 1 and October 1, commencing October 1, 2010

Coupon:	4.250% per annum

Benchmark Treasury:	2.375% due February 28, 2015

Benchmark Treasury Price:	99-26+

Benchmark Treasury Yield:	2.412%

Spread to Benchmark Treasury:	+187.5 bps

Yield to Maturity:	4.287%

Public Offering Price:	99.834% per note

Redemption at Issuer Option:

Vornado Realty L.P. may redeem some or all of the notes at any time and from time to time, at the option of Vornado Realty L.P., at a redemption price equal to the sum of 100% of the aggregate principal amount of the notes being redeemed, accrued but unpaid interest, if any, to the redemption date and the Make-Whole Amount, as defined in the Preliminary Prospectus Supplement of Vornado Realty L.P., dated March 23, 2010.

Notwithstanding the foregoing, if the notes are redeemed on or after January 1, 2015, the redemption price will be 100% of the aggregate principal amount of the notes being redeemed plus any accrued but unpaid interest on those notes to the redemption date.

Reinvestment Rate:

0.30% plus the arithmetic mean of the yields under the heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity, rounded to the nearest month, corresponding to the remaining life to maturity, as of the payment date of the principal amount of the notes being redeemed.

CUSIP/ISIN:	929043 AF4 / US929043AF44

Joint Book-running Managers:	Banc of America Securities LLC Citigroup Global Markets Inc. J.P. Morgan Securities Inc. UBS Securities LLC

Co-Managers:

Deutsche Bank Securities Inc.
Wells Fargo Securities, LLC
RBS Securities Inc.
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated

RBC Capital Markets Corporation
BNY Mellon Capital Markets, LLC
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.
Daiwa Securities America Inc.

Vornado Realty L.P. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and the other documents Vornado Realty L.P. has filed with the SEC for more complete information about Vornado Realty L.P. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, you can request the prospectus by calling Banc of America Securities LLC toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free in the United States at 1-877-858-5407, J.P. Morgan Securities Inc. collect at 212-834-4533, and UBS Securities LLC toll-free at 1-877-827-6444 ext 561-3884.